SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-39341

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CAR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

T3 Defense Inc.
Full name of registrant

Former name if applicable

575 Fifth Ave, 14th Floor
Address of principal executive office

New York, New York 10017
City, state and zip code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2025 due to a delay in processing information required to be included in its Form 10-K, which delay could not be eliminated by the Registrant without unreasonable effort and expense. Additionally, due to the outbreak of direct military conflict with Iran, the available working days of the Registrant’s Israel-based staff, which includes several members of their accounting and financial reporting teams, have been limited in recent weeks. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Menachem Shalom, CEO	(212)	791-4663
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

T3 Defense Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2026	By:	/s/ Menachem Shalom
Menachem Shalom
Chief Executive Officer